Zion Oil & Gas, Inc.
6510 Abrams Road, Suite 300
Dallas, Texas  75231

March 18, 2014

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C.  20549-3561

Attn:	Anne Nguyen, Legal Branch Chief

Re:	Zion Oil & Gas, Inc. (the “Company”)
Registration Statement on Form S-3/A
Filed March 13, 2014
File No. 333-193336

Ladies & Gentlemen:

We hereby withdraw our acceleration request for 5:00 p.m., Eastern Time, on March 18, 2014 that was contained in our letter dated March 13, 2014.

Should any members of the Staff have any questions or comments with respect to this withdrawal of our request for acceleration of the effective date of the Registration Statement, please contract our counsel, Gray, Reed & McGraw, P.C., attention: Mark D. Wigder at (469) 320-6112.

Sincerely,

ZION OIL & GAS, INC.

By:	/s/ John M. Brown
John M. Brown, Chief Executive Officer

cc:	P. J. Hamidi, Securities and Exchange Commission
Mark D. Wigder, Gray, Reed & McGraw, P.C.